UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 14)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05709R103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☒

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 67,421,117*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 19.8%*

14.		Type of Reporting Person (See Instructions): IA

*As of May 4, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Annual Information Form for the year ending December 31, 2011, dated March 30, 2012, that was filed with the United States Securities and Exchange Commission as an exhibit to the Company’s Annual Report filed on Form 40-F, as of March 30, 2012, there were 339,963,025 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.8% of the Common Shares issued and outstanding as of the Filing Date.  In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, (i) a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares, (ii) Mr. Thomas Ogryzlo, a former director of the Company that has agreed to join a reconstituted board of directors of the Company, as more fully described in Item 4 of this Schedule 13D, holds 100,000 Common Shares and options to acquire up to 1,125,000 Common Shares, and (iii) Mr. Wolf Seidler, also a former director of the Company that has agreed to join a reconstituted board of directors of the Company, as more fully described in Item 4 of this Schedule 13D, holds 60,000 Common Shares and options to acquire up to 750,000 Common Shares.  The Reporting Person disclaims the existence of a group pursuant to Section 13(d)(3) of the Act with the Senior Executive Employee, Messrs. Ogryzlo and Seidler, and/or any other person or entity related to the Reporting Person’s holdings of Common Shares.  In addition, pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares, or options exercisable for Common Shares, held by the Senior Executive Employee, Messrs. Ogryzlo and Seidler, and/or any other person or entity.

Item 4.   Purpose of Transaction.

       Item 4 is hereby amended by adding the following after the eleventh paragraph thereof:

       On May 3, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of which is attached to this Schedule 13D as Exhibit 7.27.  The press release, among other things, announced additional steps in the Reporting Person’s efforts to reconstitute the Company’s board of directors and to obtain the resignation of John Greenslade as the Company’s Chief Executive Officer.

       In the press release, the Reporting Person announced that Tom Ogryzlo and Wolf Seidler, who recently resigned as directors of the Company because of corporate governance concerns, have agreed to join a reconstituted board of directors of the Company that would include Lorie Waisberg and Stephen Lehner, the two nominees of the Reporting Person proposed at the April 3, 2012 Special Meeting of Shareholders.  In addition, the press release announced that Mr. Ogryzlo has indicated to the Reporting Person that following the resignation of John Greenslade as the Company’s Chief Executive Officer, Mr. Ogryzlo would be willing to serve as the Company’s interim Chief Executive Officer while a search is conducted for a permanent replacement.

       The press release also announced that the Reporting Person recognizes the right of Louis Dreyfus Commodities Metals Suisse SA (“Louis Dreyfus”) to representation on the Company’s board of directors and that the Reporting Person is prepared to support the Louis Dreyfus nominee.

       The description of the press release set forth above is qualified in its entirety by reference to the complete copy of the press release that is attached to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended and restated in its entirety as follows:

       Based on the Company’s Annual Information Form for the year ending December 31, 2011, dated March 30, 2012, that was filed with the United States Securities and Exchange Commission as an exhibit to the Company’s Annual Report filed on Form 40-F, as of March 30, 2012, there were 339,963,025 issued and outstanding Common Shares.  As of May 4, 2012 (the “Filing Date”), the Fund holds 67,421,117 Common Shares.  The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.8% of the Common Shares issued and outstanding as of the Filing Date.

       In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, (i) a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares, (ii) Mr. Ogryzlo holds 100,000 Common Shares and options to acquire up to 1,125,000 Common Shares, and (iii) Mr. Seidler holds 60,000 Common Shares and options to acquire up to 750,000 Common Shares.  The Reporting Person disclaims the existence of a group pursuant to Section 13(d)(3) of the Act with the Senior Executive Employee, Messrs. Ogryzlo and Seidler, and/or any other person or entity related to the Reporting Person’s holdings of Common Shares.  In addition, pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares, or options exercisable for Common Shares, held by the Senior Executive Employee, Messrs. Ogryzlo and Seidler, and/or any other person or entity.

       There were no transactions in the Common Shares (or securities convertible into, exercisable for or exchangeable for Common Shares) by the Reporting Person or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing sixty (60) days prior to May 3, 2012, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

Item 7.   Material to be Filed as Exhibits.

       7.27  Press Release, dated May 3, 2012, from the Reporting Person, on behalf of the Fund.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2012

MOUNT KELLETT CAPITAL MANAGEMENT LP

By: Mount Kellett Capital Management GP LLC, its general partner

/s/ Jonathan Fiorello
Name: Jonathan Fiorello
Title: Chief Operating Officer

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 7.27

MOUNT KELLETT UPDATES CALL FOR RECONSTITUTION OF
BAJA MINING BOARD OF DIRECTORS

Former Baja Directors Tom Ogryzlo and Wolf Seidler Agree to Join a Reconstituted Board That Includes Lorie Waisberg and Stephen Lehner

Reaffirms Call for Resignation of CEO John Greenslade

Vancouver, British Columbia, May 3, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”) today announced another step in its effort to reconstitute  the Board of Directors of Baja Mining Corp. (TSX: BAJ) (OTCQX: BAJFF) (“Baja”) and to obtain the resignation of John Greenslade.

•
Tom Ogryzlo and Wolf Seidler, former directors of Baja who recently resigned over governance concerns impacting the company, have agreed with Mount Kellett to join a reconstituted board of Baja that would also include Lorie Waisberg and Stephen Lehner.

•
Mr. Ogryzlo has indicated to Mount Kellett that, following the resignation of John Greenslade, he would be willing, as needed and as may be appropriate, to serve as interim chief executive officer of Baja while a search is carried out for a permanent replacement.

•	Mount Kellett recognizes the right of Louis Dreyfus Commodities Metals Suisse SA to representation on the Baja board and is prepared to support its director nominee.

Jonathan Fiorello, Chief Operating Officer of Mount Kellett, said,  “We are extremely pleased that two long serving former directors of Baja have agreed to resume service to Baja’s shareholders on a reconstituted Board.  We are also thankful that Tom Ogryzlo is prepared and willing to serve as interim chief executive officer when this needed transition comes about.  Messrs.  Ogryzlo and Seidler bring not only their demonstrated commitment to superior corporate governance, but a wealth of knowledge about Baja and the Boleo project which will be important assets to the Company at this critical juncture.”

Mr. Ogryzlo said, “I am honored to have the opportunity to work with a reconstituted Board to solve Baja’s significant financial and governance problems.  While there are challenges ahead, challenges that were compounded by recent events, I am a firm believer in the world-class Boleo project and its potential to deliver significant value to Baja’s shareholders.”

Mr Seidler stated, “I resigned from the Baja Board with great reluctance but I felt that under the circumstances I could not provide the level of corporate governance that Baja shareholders deserve.  I am pleased to have the opportunity to return to service on a reconstituted Board to help Baja at this critical time.”

Added Mr. Fiorello, “Time is of the essence.  The current board must take immediate action by demanding the resignation of John Greenslade and take steps to appoint these new director nominees so that shareholder interests, and indeed their investments, can be protected.”

Mount Kellett is prepared to take legal action to protect shareholder interests, including contesting any agreement the company may enter into that adversely affects the investment of all Baja shareholders.  Mount Kellett has already requested that the Toronto Stock Exchange and the British Columbia Securities Commission urgently conduct disclosure reviews of the Company, focusing particularly on when the Company’s senior management knew of the material cost overruns at the Boleo project and the timing of the disclosure of the resulting material adverse change.

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $7 billion in assets under management.

Contacts

Sard Verbinnen & Co
Dan Gagnier/Sarah Brown, 212-687-8080